SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                    INTERAMERICAS COMMUNICATIONS CORPORATION
             (Exact name of registrant as specified in its charter)

         TEXAS                                                  87-0464860
(State of incorporation)                                     (I.R.S. Employer
    or organization)                                        Identification No.)

                          2600 Douglas Road, Suite 501
                           Coral Gables, Florida 33134
                    (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

                               TITLE OF EACH CLASS
                               TO BE SO REGISTERED
                               -------------------
                                  COMMON STOCK
                                 PURCHASE RIGHTS


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ITEM 1.       DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On February 1, 1998, the Board of Directors of InterAmericas Communications Corporation (the "Company") declared a dividend distribution of one Right (a "Right") for each outstanding share of common stock, $.001 par value (the "Common Stock"), of the Company to shareholders of record at the close of business on February 1, 1998. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $12.00 per share (the "Purchase Price"), subject to adjustment. The Purchase Price shall be paid in cash. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent. The material terms of the Rights Agreement are summarized below.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a distribution of the Rights will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock, (ii) 10 business days after a person or group of affiliated or associated persons has (x) become the direct or indirect beneficial owner of at least 10% of the Company's outstanding Common Stock, and (y) whose ownership interest is deemed by the Board of Directors of the Company to cause a material adverse impact on the business or prospects of the Company or its shareholders (such persons or group is hereinafter called an "Adverse Person"), or (iii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Persons or an Adverse Person. Until the date that the Rights are distributed (the "Distribution Date"), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with, and only with, such Common Stock certificates, (ii) new Common Stock certificates issued after the date that the Rights Plan is adopted, will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding also will constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

         The Rights are not exercisable until the Distribution Date and will expire 10 years after the adoption of the Rights Plan, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         If, following a person becoming an Acquiring Person or an Adverse Person, (i) the Company shall consolidate with or merge into any other person in which the Company is not the surviving corporation, (ii) any other person shall merge into the Company and all or part of the outstanding Common Stock shall be changed into or exchanged for securities of any other person or cash or any other property, or (iii) the Company sells 50% or more of its assets or earning power, each Right then outstanding would "flip over" and thereby would become a right to buy that number of shares of Common Stock of the acquiring company which at the time of such transaction has a market value of two times the exercise price of the Right (the "Squeezeout Flip-Over").

         In the event a person becomes an Acquiring Person or an Adverse Person (except pursuant to an offer for all outstanding shares of Common Stock that is determined by the Board of Directors to be fair to and otherwise in the best interest of the Company and its Shareholders, a "Qualifying Tender Offer"), each Right then outstanding would "flip in" and become a right to buy that number of shares of Common Stock of the Company which at the time of such acquisition would have a market value of two times the exercise price of the Right. The acquiror who triggered the Rights would be excluded from the "flip-in" because his Rights would have become null and void upon his triggering acquisition.

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         In the event that the "flip in" is triggered, if there is not sufficient authorized Common Stock available for issuance upon the exercise of each Right or if the Board so elects, the Board may: (i) seek shareholder approval to increase the number of authorized shares of Common Stock or (ii) designate as issuable upon exercise of the Rights such amount of Common Stock, cash, other equity or debt securities, assets and/or other consideration as would be equal to the value that would have been received if each Right had received only Common Stock upon exercise.

         At any time after a person becomes an Acquiring Person or an Adverse Person and before the acquisition by a person or group of 50% or more of the outstanding Common Stock of the Company, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of the Company's Common Stock per Right, subject to adjustment.

         At any time until ten days following the Stock Acquisition Date (the date that a report is filed with the Securities and Exchange Commission that an Acquiring Person and/or an Adverse Party has become such), the Company may redeem the Rights in whole, but not in part, at a price of $.00001 per Right, payable in cash or shares of Common Stock. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors (as hereinafter defined). After the redemption period has expired, the Company's rights of redemption may be reinstated if the Acquiring Person or Adverse Person reduces his or her beneficial ownership to less than 10% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right which the holders of Rights will thereafter have will be to receive the $.00001 redemption price.

         The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board of Directors prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board of Directors if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person or an Adverse Person, or an affiliate or associate of an Acquiring Person or an Adverse Person, or any representative or designee of the foregoing.

         The Purchase Price payable, and the number of shares of Common Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The implementation of the rights plan will not interfere with the day-to-day operations of the Company. The Rights Agreement provides that the Company may not enter into any transaction of the sort enumerated in the Squeezeout Flip-Over provision if in connection therewith there are outstanding securities or there are agreements or arrangements intended to counteract the protective provisions of the Rights. For example, the Company may not merge with an acquiring corporation if the acquiring corporation has granted its shareholders rights to purchase its common stock at less than fair market value upon the triggering of flip-over rights in one of its acquisition targets. Any of the provisions of the

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

Rights Agreement may be amended by the Board of Directors of the Company as long as the Rights are then redeemable. When the Rights are not redeemable, the provisions of the Rights Agreement may be amended by the Board only in order to cure any ambiguity, to correct or supplement any provision which may be inconsistent with any other provision or make changes which do not affect adversely the interests of holders of Rights; PROVIDED, HOWEVER, that no amendment may change the redemption price or the expiration date of the Rights, and amendments after a person becomes an Acquiring Person or an Adverse Person (other than pursuant to a Qualifying Tender Offer) may be made only if approved by a majority of the Continuing Directors.

         The Purchase Price payable, and the number of shares of Common Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form 8-A dated April 2, 1998. A copy of the Rights Agreement is available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

ITEM 2.       EXHIBITS.

       2.1 Form of Common Stock Purchase Rights Agreement, dated as of April 1, 1998, between the Company and American Stock Transfer & Trust Company.

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                     INTERAMERICAS COMMUNICATIONS CORPORATION

DATED:  April 2, 1998                By:/s/ PATRICIO E. NORTHLAND
                                        -------------------------
                                        Patricio E. Northland
                                        President and Chief Executive Officer

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EXHIBIT INDEX

EXHIBIT                 DESCRIPTION
-------                 -----------
  2.1 Form of Common Stock Purchase Rights Agreement, dated as of April 1, 1998, between the Company and American Stock Transfer & Trust Company.